SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                               ___________________


                                  SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                                (Amendment No. 4)
                               ___________________


                                   BORDEN, INC.
                            (Name of Subject Company)

                                   BORDEN, INC.
                       (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.625 Per Share
                          (Title of Class of Securities)

                                    099599102
                      (CUSIP Number of Class of Securities)
                               ___________________

                              Allan L. Miller, Esq.
               Senior Vice President, Chief Administrative Officer
                               and General Counsel
                                   Borden, Inc.
                              180 East Broad Street
                              Columbus, Ohio  43215
                                  (614) 225-4000

                  (Name, address and telephone number of person
              authorized to receive notice and communications on
              behalf of the person(s) filing statement)
                               ___________________

                                 With a copy to:
                            Andrew R. Brownstein, Esq.
                          Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York  10019
                                  (212) 403-1000







                   This Amendment No. 4 amends and supplements the Soli-citation/Recommendation Statement on Schedule 14D-9 of Borden, Inc., a New Jersey corporation, filed with the Securities and Exchange Commission (the "Commission") on November 22, 1994, as amended by Amendment No. 1 filed with the Commission on December 1, 1994, Amendment No. 2 filed with the Commission on December 2, 1994 and Amendment No. 3 filed with the Commission on December 5, 1994 (as so amended, the "Schedule 14D-9"), with respect to the exchange offer made by Borden Acquisition Corp., a New Jersey corporation (the "Purchaser"), Whitehall Associates, L.P., a Delaware limited partnership (the "Partnership"), and KKR Partners II, L.P., a Delaware limited partnership (together with the Partnership, the "Common Stock Partnerships"), to exchange shares, owned by the Purchaser or its affiliates, of common stock, par value $.01 per share (the "Holdings Common Stock"), of RJR Nabisco Holdings Corp., a Delaware corporation ("Holdings"), for all outstanding Shares and the associated preferred stock purchase rights (the "Rights"), not already owned by the Purchaser or its affil-iates, upon the terms and subject to the conditions set forth in the Offering Circular/Prospectus, dated November 22, 1994, and the related Letter of Transmittal. Under the terms of the Exchange Offer, each Share accepted by the Purchaser in accor-dance with the Exchange Offer shall be exchanged for that num-ber of fully paid and nonassessable shares of Holdings Common Stock equal to the Exchange Ratio. The term "Exchange Ratio" means the quotient (rounded to the nearest 1/100,000) obtained by dividing (i) $14.25 by (ii) the average of the average of the high and low sales prices of the Holdings Common Stock as reported on the New York Stock Exchange (the "NYSE") Composite Tape on each of the ten full consecutive trading days ending immediately prior to the ten business day period ending on the date of expiration of the Exchange Offer, including any extension thereof (the "Valuation Period"), provided that the Exchange Ratio shall not be less than 1.78125 or greater than 2.375.

                   Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Schedule 14D-9 as heretofore amended and supplemented.


         Item 4.  The Solicitation or Recommendation.

                   (a)-(b) The description in the Schedule 14D-9 under "Background and Reasons for the Board's Recommendation; Opin-ions of Financial Advisors -- Background -- Events Subsequent to Announcement of the KKR Transaction" is hereby amended and supplemented by adding the following information:










                   On December 5, 1994, letters were sent to the Chairman of the Board by Japonica and to the Company's Chief Executive Officer by Mr. Kazarian of Japonica. Similar letters may have been sent to other directors. Among other matters, these letters sought to confirm a public meeting Mr. Kazarian had called on December 6, 1994. These letters are included as exhibits hereto and are incorporated herein by reference; the foregoing description of such letters is qualified in its entirety by reference to such exhibits.

                   On December 5, 1994, on behalf of the Board, a letter was sent to Japonica after the Company received no response to the letter sent to Japonica on December 4, 1994. In the Board's letter, the Board indicated that it had concluded for the reasons indicated therein that the November 30 Japonica letter did not present an attractive alternative to the Whitehall transaction and that Japonica's claims in that letter were not realistic or credible. In its letter, the Board gave a number of reasons for its conclusion, based upon its in-depth knowledge of Borden, including the Board's analysis of various restructuring alternatives over the last 18 months, the information Japonica had provided, and consultation with Borden's management and the Board's financial and legal advisors. The letter stated that the Board had gone out of its way to provide Japonica with an opportunity to address with the Board in a businesslike and professional atmosphere the con-cerns that led to the Board's conclusions, that Japonica had declined to attend two meetings called by Borden, that Japonica had not provided written responses to questions raised by the Board and that the Board had concluded that Japonica preferred to engage in publicity-seeking rather than substantive dialogue. The letter noted that the Board's objective is to maximize the value of Borden for its shareholders, and the Board will pursue whatever transaction it believes most likely to achieve its objective, concluding that if Japonica chose to provide the Board with additional information about its pro-posal, the Board would review it in light of that objective. The Board's letter is included as an exhibit hereto and is incorporated herein by reference; the foregoing description of such letter is qualified in its entirety by reference to such exhibit.


         Item 9.  Material to be Filed as Exhibits.

                   The list of exhibits in the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:












                   Exhibit 99.84 --    Letter from Japonica Partners to
                                       F.J. Tasco, dated December 5,
                                       1994.

                   Exhibit 99.85 --    Letter from P.B. Kazarian to E.
                                       Shames, dated December 5, 1994.

                   Exhibit 99.86 --    Letter from F.J. Tasco to
                                       Japonica Partners, dated December
                                       5, 1994.

















































                                    SIGNATURE

                   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the infor-mation set forth in this statement is true, complete and correct.

                                       BORDEN, INC.


         Dated:  December 6, 1994      By: /s/ Allan L. Miller
                                           Name:  Allan L. Miller
                                           Title:  Senior Vice President,
                                                   Chief Administrative
                                                   Officer and General
                                                   Counsel











































                                  EXHIBIT INDEX


         Exhibit                            Description


         Exhibit 99.84 --                   Letter from Japonica Partners to
                                            F.J. Tasco, dated December 5,
                                            1994.


         Exhibit 99.85 --                   Letter from P.B. Kazarian to E.
                                            Shames, dated December 5, 1994.


         Exhibit 99.86 --                   Letter from F.J. Tasco to
                                            Japonica Partners, dated
                                            December 5, 1994.